NewsRelease

TransCanada to Issue Second Quarter 2015
Financial Results July 31
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CALGARY, Alberta – July 14, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Friday, July 31, 2015 to discuss its second quarter 2015 financial results.

Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer and members of the executive leadership team will discuss TransCanada’s second quarter financial results and company developments at 9 a.m. (MDT) / 11 a.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.225.6564 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 7, 2015.  Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 5657146.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522